Celsus Therapeutics Announces Pricing of Public Offering and Listing on NASDAQ

American Depository Shares Approved for Listing on the NASDAQ Capital Market Under the Symbol “CLTX”

NEW YORK, NY AND LONDON, UK – January 30, 2014 – Celsus Therapeutics Plc (NASDAQ:CLTX)(formerly OTCQB:CLSXD), an emerging growth, development-stage biotech company, announced today the pricing of its public offering of 1,333,333 American Depository Shares (“ADSs”) on the NASDAQ Capital Market at a price of $6.00 per ADS. The gross proceeds from this offering, before underwriting discounts and commissions and other offering expenses, are expected to be approximately $8,000,000. The offering is expected to close on or about February 5th, 2014, subject to customary closing conditions. Celsus also granted the underwriter a 30-day option to purchase 200,000 additional ADSs at the public offering price to cover over-allotments, if any.

In connection with this offering, the Company received approval to list its ADSs on the NASDAQ Capital Market under the ticker symbol “CLTX.” In connection with its listing on the NASDAQ Capital Market, the ADSs will cease trading on the OTCQB.

All of the ADSs sold in the offering are being sold by Celsus, with the proceeds to be used to continue development of MRX-6 for atopic dermatitis, as well as further advancement of Celsus’s pipeline programs, for further product development and for general corporate purposes.

Oppenheimer & Co. Inc. is acting as sole book-running manager for the offering.

A registration statement relating to the ordinary shares of Celsus common stock being offered has been filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”). A prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the prospectus, when available, may be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, by telephone at (212) 667-8563 or by email at EquityProspectus@opco.com..

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Celsus Therapeutics Plc

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus’s MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company’s lead drug candidate in its clinical pipeline is MRX-6, an MFAID topical cream treatment under development for treating skin inflammatory disorders, specifically allergic contact dermatitis and atopic dermatitis, also known as eczema. Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

FORWARD-LOOKING STATEMENTS – This press release contains “forward-looking statements” that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” “hope,” “look forward” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including our ability to finance our operations, the future success of our scientific studies, our ability to successfully develop drug candidates, the timing for starting and completing clinical trials, rapid technological change in our markets, and the enforcement of our intellectual property rights. Our most recent Annual Report on Form 20-F discusses some of the important risk factors that may affect our business, results of operations and financial condition. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Investor Relations Contact

The Trout Group

Tricia Truehart

ttruehart@troutgroup.com

646-378-2953